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October 22, 2002

RECD S.E.C.
OCT 24 2002
1086

BY HAND DELIVERY

Securities and Exchange Commis:
Office of International Corporate l
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02055430

SUPPL

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated October 21, 2002 announcing consolidated revenues for the nine months ended September 30, 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

Very truly yours,

Sami L. Toutounji

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

P

cc: Olivier Fauqueux
Wanadoo

dlw 10/29

82-5150

wanadoo

Paris, October 21st, 2002

Wanadoo :
Revenues Rise 32 percent for nine months ended September 30, 2002

- **7.1 million Internet access customers in Europe, including nearly 1 million broadband subscribers.**
- **Wanadoo adds 300,000 new customers in third quarter 2002 as customer base grows by 1.8 million in one year.**

Wanadoo had consolidated revenues of 1.445 billion euros for the nine months ended September 30, 2002, an increase of 32 percent over the 2001 period. Revenues for the third quarter of 2002 totaled 527 million euros, up 30 percent over third quarter 2001.

On a proforma basis, using a comparable scope of consolidation (not including Freeserve and Indice Multimedia, consolidated as of March 1, 2001 and April 1, 2001, respectively, and not including the Business Services segment and the Brazilian firm Telelistas, which were deconsolidated as of January 1, 2002) revenues advanced 25 percent for the first nine months of 2002. Growth was fueled in particular by Internet access, which saw a 66-percent surge in revenues for the period using a comparable scope of consolidation, and by Internet directories, where revenues were up 41 percent, also using a comparable scope of consolidation.

At September 30, 2002 Wanadoo had 7.1 million Internet access customers (excluding Eresmas), with nearly one million subscribers to broadband services (ADSL and cable). Wanadoo recruited 307,000 new customers during the third quarter of 2002, of whom 148,000 signed up for broadband service. The proportion of Wanadoo broadband customers has doubled in one year and represented 14 percent of the total Internet access customer base at September 30, 2002, up from 7 percent at end September 2001.

Commenting on these results, Nicolas Dufourcq, Chairman and CEO of Wanadoo, said: "Wanadoo's third-quarter results reflect broad trends in the European Internet market, especially the significant acceleration in the number of broadband customers in our total customer base. The share of broadband subscribers has doubled in one year and over a third of our new customers opted for our broadband solutions in the past three months. The launch on October 11 of our new range of Broadband Solutions, giving customers access to a full selection of service options matched precisely to their needs, is decisive for the development of broadband Internet in France for everyone. That's why I am very confident regarding our full-year results."

Press Release

Consolidated Operating Revenues for 9 Months to 30 September 2001/2002

(in millions of euros)	9 months ended September 30, 2001	9 months ended September 30, 2002	Change	Change on a proforma basis (1)
Internet Access, Portals, e-Merchant	**481**	**808**	**68%**	**52%**
of which International (2)	***122***	***264***	***115%***	***53%***
Internet Access (3)	385	715	86%	66%
Portals	73	61	-16%	-32%
e-Merchant	24	32	37%	37%
Directories	**614**	**636**	**3%**	**6%**
of which international (4)	***32***	***27***	***-15%***	***NM***
Directories	607	636	5%	6%
Business Services	7	-	NM	NM
Other	0	1	NM	NM
Total Wanadoo revenues	**1,095**	**1,445**	**32%**	**25%**
of which international	***155***	***291***	***88%***	***53%***

(1) excluding Freeserve and Indice Multimedia (acquired at the beginning of 2001) and excluding Telelistas and Business Services (businesses divested in January 2002)
(2) U.K., Spain, the Netherlands, Belgium and Morocco
(3) excluding Eresmas
(4) Spain and Brazil in 2001, Spain only in 2002

Internet Access, Portals, e-Merchant sites: revenues surge 68 percent

The segment comprising Internet Access, Portals and e-Merchant sites had revenues of 808 million euros for the nine months ended September 30, 2002, an increase of 68 percent versus the same period in 2001. For the third quarter of 2002, revenues for this segment totaled 292 million euros, an increase of 66 percent over third quarter 2001.

On a proforma basis, using a comparable scope of consolidation (i.e. excluding Freeserve, which was consolidated as of March 1, 2001), revenues rose 52 percent over the first nine months of 2001, with 33 percent of revenues during the nine-month period coming from operations outside of France.

Growth in revenues from the Internet Access, Portals and e-Merchant businesses derived from the following factors:

- **A sharp increase in the number of subscribers to Wanadoo's broadband services in Europe,** representing 981,000 customers at the end of September 2002, compared with 363,000 customers at the end of September 2001. Broadband customers accounted for 14 percent of Wanadoo's total active customer base at end

September 2002, compared with 7 percent for end September 2001. At September 30, 2002 Wanadoo had 742,000 broadband subscribers in France, of whom 691,000 for its ADSL service. At the same date Wanadoo counted 239,000 broadband subscribers outside of France, of whom 117,000 for ADSL service.

- **Continued growth in Freeserve's subscriber base in the United Kingdom.** Freeserve had 2.553 million active subscribers at end September 2002, compared with 2.078 million at end September 2001. At September 30, 2002, Freeserve had 855,000 subscribers to pay services via low-speed dial-up connections, up from 596,000 at end September 2001. This represents a 43-percent increase in the number of high value customers in one year.

- **Ongoing growth in the number of active subscribers to Wanadoo services in France and the rest of continental Europe.** In France, Wanadoo had 3.598 million active subscribers at September 30, 2002, up from 2.568 million at end September 2001, a rise of 40 percent. For the rest of continental Europe (excluding Freeserve), the active subscriber base stood at 987,000 at end September 2002, up from 705,000 at the end of September 2001. At the end of September 2002 Spain had 487,000 active subscribers (excluding Eresmas), and The Netherlands and Belgium had 500,000.

- **Expanding e-Merchant business.** Alapage.com saw a 37-percent increase in revenues for the first nine months of 2002 versus the year-earlier period. Total orders were up 31 percent for the first nine months of 2002.

The audience of Wanadoo portals and sites reached nearly 1.5 billion pages viewed in September 2002, compared with 1.1 billion in September 2001. For the first nine months of 2002, Wanadoo's Portal businesses recorded revenues of 61 million euros. This figure includes 35 million euros from online advertising, off one percent, and 26 million euros from content production, down 33 percent versus same period in 2001. The drop in revenues from content production derived from TV production company FIT Production as the broadcasting of certain programs was postponed by TV channels.

Directories and Business Services: revenues up 6 percent on a proforma basis, using a comparable scope of consolidation

The Directories and Business Services segment had consolidated revenues of 636 million euros for the first nine months of 2002, up 3 percent over 2001 period. Revenues from Directories were 235 million euros for the third quarter, up 2 percent over the year-earlier period.

On a proforma basis using a comparable scope of consolidation (not including Indice Multimedia, consolidated as of April 1, 2001, and not including business services and Telelistas, which were deconsolidated as of January 1, 2002), revenue growth for the Directories segment was 6 percent for the first nine months of 2002 versus the year-earlier period.

Revenues from online directories in France (advertising and website creation, spanning Minitel and Internet activities) for the first nine months of 2002 were up 13 percent in comparison with the nine months ended September 30, 2001, reaching 150 million euros. Revenues from pagesjaunes.fr were up 41 percent while revenues from website creation advanced 22 percent. The number of Internet advertisers on the pagesjaunes.fr site stood at 218,000 at September 30, 2002, compared with 184,100 at end September 2001.

Average revenue per advertiser continued to rise during the third quarter of 2002, spurred by innovative new services such as video and audio clips on pagesjaunes.fr.

Growth in Wanadoo Key Indicators
September 2001/September 2002

Division	Indicator	End September 2001	End September 2002	Change
Internet Access	Active customers (in millions)	5.352	**7.138 (*)**	+33%
Portals	Pages viewed (in billions per month)	1.112	**1.461 (*)**	+31%
e-Merchant	Orders per month on alapage.com (in thousands)	29	**94**	+224%
Directories	Advertisers on Internet (in thousands)	184	**223 (**)**	+21%

(*) Does not include Eresmas in Spain
(**) including 218 000 on pagesjaunes.fr and 5000 on qdq.com

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with 8 million active subscribers (including Eresmas), 20 million unique visitors per month and 650,000 advertisers. Wanadoo is a leading Internet media services provider in France, the U.K. and Spain, and is also present in the Netherlands and Belgium. Wanadoo is expanding its Internet operations through, amongst others, high speed Internet access with nearly 1 million cable and ADSL subscribers and through online directories with 223,000 online advertisers amongst SMEs. Wanadoo recorded EUR 1.6 billion in revenues in 2001 and EUR 1.445 billion for the first nine months of 2002 and has approximately 7,000 employees in 6 countries. Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

Press Contacts :
Nilou du Castel / Elisabeth Bozzi
Tel : +33 1 44 44 93 93
nilou.ducastel@francetelecom.com
elisabeth.bozzi@francetelecom.com

Investor Relations :
Vincent Gouley
Tel : +33 1 58 88 75 68
vincent.gouley@wanadoo.com